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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Estimated average burden hours per response. . . . . . . . . . .10.4

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1)

AIXTRON SE
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

D0257Y135
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-(c)

☐    Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. D2057Y135	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,217,131
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12	TYPE OF REPORTING PERSON* HC, OO

CUSIP NO. D2057Y135	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Allianz Global Investors GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,387,622
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,580,628
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,580,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. D2057Y135	13G	Page 4 of 9 Pages

Item 1        (a)    Name of Issuer:
AIXTRON SE

(b)    Address of Issuer's Principal Executive Offices:
Domkaulstr. 2
52134 Herzogenrath, Germany

Item 2        (a)    Name of Filers:
Allianz Global Investors U.S. Holdings LLC (“AGI US Holdings”)
Allianz Global Investors GmbH ("AGI GmbH")

(b)    Filers’ Address of Principal Business Office:
AGI US Holdings: 680 Newport Center Drive, Suite 250, Newport Beach, CA 92660
AGI GmbH: Bockenheimer Landstrasse 42-44, Frankfurt, 2M 60323 Germany

(c)    Filers’ Citizenship:
AGI US Holdings: Delaware
AGI GmbH: Germany

(d)    Title of Class of Securities:
Ordinary Shares

(e)    CUSIP Number:
D2057Y135

CUSIP NO. D2057Y135	13G	Page 5 of 9 Pages

Item 3    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________________________________________________.

Item 4        Ownership.

(a)	Amount beneficially owned: 14,217,131

(b)	Percent of Class: 12.6%

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:

AGI GmbH: 11,387,622
RCM Asia Pacific Ltd.: 2,351,503
Allianz Global Investors Taiwan Ltd.: 284,000
Allianz Global Investors U.S. LLC: 1,000

(ii)    Shared power to vote: 0

(iii)    Sole power to dispose or direct the disposition of:

AGI GmbH: 11,580,628
RCM Asia Pacific Ltd.: 2,351,503
Allianz Global Investors Taiwan Ltd.: 284,000
Allianz Global Investors U.S. LLC: 1,000

(iv)    Shared power to dispose or direct the disposition of: 0

CUSIP NO. D2057Y135	13G	Page 6 of 9 Pages

Each of the entities named in this Item 4 (collectively, the “AGI Advisers”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and a directly or indirectly wholly-owned subsidiary of AGI US Holdings, except that Allianz Global Investors GmbH, Allianz Global Investors Taiwan Ltd. and RCM Asia Pacific Ltd. are affiliates (but not subsidiaries) of AGI US Holdings, and are non-U.S. institutions as described in Item 3(j).

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which an AGI Adviser is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to an AGI Adviser investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, AGI US Holdings treats the AGI Adviser as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, each AGI Adviser reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement. As a result, each AGI Adviser may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act. Because AGI US Holdings is the parent holding company of the AGI Advisers that are its subsidiaries, it may be deemed to beneficially own the securities held by those AGI Advisers’ clients or accounts.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by certain subsidiaries and affiliates of AGI US Holdings. It does not include securities, if any, beneficially owned by affiliates of AGI US Holdings whose ownership of securities is disaggregated from that of AGI US Holdings and the AGI Advisers in accordance with that release.

AGI US Holdings and the AGI Advisers believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by any of them or by any persons or entities for whom or for which any AGI Adviser provides investment management services. Each of AGI US Holdings and the AGI Advisers also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

Securities held by Allianz Global Investors Europe GmbH (“AGI Europe”) were included in the prior amendment to this Schedule 13G, which reported holdings as of September 30, 2014.  AGI Europe changed its name to Allianz Global Investors GmbH on November 28, 2014 (“AGI GmbH”).  Therefore, any securities that were referenced as held by AGI Europe in the prior amendment to this 13G are reported as held by AGI GmbH in this Schedule 13G.

Item 5        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

See Item 4. Each client of an AGI Adviser named in this Schedule 13G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

CUSIP NO. D2057Y135	13G	Page 7 of 9 Pages

Item 7        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Items 3 and 4.

Item 8        Identification and Classification of Members of the Group.

Not Applicable.

Item 9        Notice of Dissolution of Group.

Not Applicable.

Item 10     Certification.

Certification of AGI US Holdings:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of AGI GmbH:

By signing below I certify that to the best of my knowledge and belief, the foreign regulatory scheme applicable to AGI GmbH is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Exhibits

Exhibit A - Joint Filing Agreement
Exhibit B - Limited Power of Attorney for U.S. Regulatory Reporting Obligations

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2015

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Paul Koo
Director

ALLIANZ GLOBAL INVESTORS GMBH

By:	/s/ Paul Koo
Authorized Signatory

CUSIP NO. D2057Y135	13G	Page 8 of 9 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Allianz Global Investors U.S. Holdings LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 12, 2015

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Paul Koo
Director

ALLIANZ GLOBAL INVESTORS GMBH

By:	/s/ Paul Koo
Authorized Signatory

CUSIP NO. D2057Y135	13G	Page 9 of 9 Pages

EXHIBIT B

LIMITED POWER OF ATTORNEY
FOR
U.S. REGULATORY REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Paul Koo as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(A)    prepare, execute, acknowledge, deliver and file all U.S. regulatory reporting documentation (including any amendments thereto or any related documentation) with any regulatory agency, including but not limited to the United States Securities and Exchange Commission or any national securities exchanges as considered necessary or advisable under Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”), and the Federal Reserve Bank of New York; and

(B)    perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)    this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in his discretion on information provided to him without independent verification of such information;
(2)    any documents prepared or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in -fact, in his discretion, deems necessary or desirable;
(3)    neither the Reporting Entity nor such attorney-in-fact assumes (a) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (b) any liability of the undersigned for any failure to comply with such requirements; and
(4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.

The undersigned hereby gives and grants the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 13th day of October, 2014.

/s/ Joon Tan
Signature
Joon Tan
Print Name
European Head of Compliance
Print Title
Allianz Global Investors Europe GmbH
Name of Institutional Investment Manager